Filed by Stratos Lightwave, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 0-30869
Subject Company: Stratos Lightwave, Inc.

Stratos Lightwave, Inc. provided the following presentation to shareholders today:

Contacts:	David A. Slack, CFO
Michael T. Perkins, Manager of Investor Relations
(708) 867-9600

Enhancing Shareholder Value Through a Return to Profitability October 2003 Stratos International, Inc. (Proposed)

Safe Harbor Statement This presentation contains predictions, estimates and other forward-looking statements regarding various matters, including revenue growth, customer orders, manufacturing capacity and financial performance. Forward-looking statements are subject to risks and uncertainties and actual results may differ materially from any future performance suggested. Risk factors that may affect the Company's performance are listed in the Company's annual report of Form 10-K and other reports filed from time to time with the Securities and Exchange Commission. We assume no obligation to update any such forward-looking statements. This communication is not a solicitation of a proxy from any security holder of Stratos Lightwave, Inc. or Sterling Holding Company. Stratos has filed with the Securities and Exchange Commission a definitive joint proxy statement/prospectus which has been mailed to security holders and other relevant documents concerning the planned merger of Sterling with a subsidiary of Stratos. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos Investor Relations, 7444 W. Wilson Avenue, Chicago, Illinois 60706- 4549. Stratos and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Stratos in connection with the merger. Information about the directors and executive officers of Stratos and their ownership of Stratos stock is set forth in the Registration Statement filed with SEC in connection with the merger.

A Return to Profitability Consolidation & Reorganization Manufacturing consolidation Reduction of expenses Managing capital Market Diversification Leverage existing technologies in emerging markets Through acquisition of Sterling Holding Company Integrated Product Strategy Reorganization & refocus of product groups Migrate from components to sub-systems Expand beyond commodity (MSA) products into profitable subsystems Product & Customer Rationalization Focus on higher margin products Focus on customers that will allow us to earn a fair return

A "Sterling" Opportunity Diversification Broadens end-markets Creates new sales channels Expanded product offering Provides complementary technologies Contributes to Financial Health Positive earnings Positive cash flow High-Caliber Management Team Customer-centric Focus on shareholder value Sterling Advances Our Strategy

Transaction Summary Definitive Agreement Signed July 2, 2003 Sterling to Become Wholly Owned Subsidiary Approximately 6.1 Million Primary Shares of Stratos Common Stock 50,000 Shares of Preferred Stock Face value of $5.0 million Additional contingent value of up to $6.25 million based on stock performance Non-callable for five years Citicorp Venture Capital to Own Approximately 27% of Combined Company Post-Merger Sterling to Fill 5 of 9 Seats on Board of Directors

Stratos International, Inc. Post-Merger Profile of Stratos International

Road to Recovery

Road to Recovery Manufacturing Consolidation Consolidation of Facilities to 2 Primary Locations Relocated manufacturing operations of Stratos Florida, Tsunami Optics, AIT, and Fiber Optic Products to Chicago location Sold Bandwidth Semiconductor unit in May 2003 Closed Paracer unit Aggressive Reduction of Manufacturing Overhead Costs Write-Offs of Non-Performing Assets Have Reduced Depreciation Costs by 60% in the 12 Months Ending July 31, 2003

Road to Recovery Reduction of Cash Expenses by $38.5 Million Annually Manufacturing Cost Reductions Direct labor reduced 72% since Q1 2002 Manufacturing Overhead reduced 40% since Q1 2002 Operating Cost Reductions R&D reduced 68% since Q1 2002 SG&A reduced 17% since Q1 2002

Road to Recovery

Managing Capital Cash $61.2 Million Total Cash & Equivalents (end Q1 2004) Continued focus on managing cash flow, cash burn Accounts Receivable/Accounts Payable Improvement in processes and controls designed to enable improved turns Inventory No significant inventory reserves for the past two quarters for continuing product groups Implemented strict purchasing controls with significant focus on scrap reduction and yield improvements Road to Recovery

A "Sterling" Opportunity

Sterling Holding Company Overview 18 years in business 315 Employees RF & Microwave products Trompeter Electronics (Westlake, CA) Semflex (Mesa, AZ) Financial performance History of consistent profitability 2002 sales of $39.5 million 2002 EBITDA of $5.5 million and net income of $2.7 million Primary Markets Military & Aerospace (44%) Telecom (31%) Television & Broadcast (6%)

Sterling: Business Overview Positioning Superior quality Premium Service Ranked #3 overall connector company in 2002 Bishop Report Product Offering Coaxial connectors Microwave connectors Digital cross connects RF & Microwave cable assemblies

Acquisition Timing & Integration Annual Meeting Scheduled for November 6, 2003 Integration Efforts Integration team formed to review operations Consultants retained to guide process Opportunities identified include costs savings and revenue opportunities through cross-selling Senior management workshops Define company culture Integration relationship post-merger 100-day integration plan

Financial Position: Combined Company* (in $000's as of July 31, 2003) Pro Forma Combined Company ASSETS Current Assets Cash and short-term investments $ 63,507 Accounts receivable, less allowance 9,647 Inventories 15,900 Other current assets 6,908 Total Current Assets 95,962 Other Assets Goodwill, less accumulated amortization 7,665 Other assets 40,643 Property, plant & equipment, net of depr 34,807 Total Assets 171,412 LIABILITIES AND SHAREHOLDER'S EQUITY Current Liabilities Accounts payable $ 7,871 Other current liabilities 15,281 Total Current Liabilities 23,152 Long-term debt 2,295 Other long-term liabilities 8,446 Total Shareholder's Equity 137,519 Total Liabilities and Shareholder's Equity $ 171,412 The Unaudited Pro Forma Condensed Consolidated Balance Sheet presented here combines the historical consolidated balance sheets of Stratos and Sterling, giving effect to the merger as if it had been completed on July 31, 2003* * This information is presented for informational purposes only. This financial information is not necessarily indicative of what our financial position or results of operations actually would have been had we completed the merger at the dates indicated, nor does it purport to project the future financial position of the combined company. Please see Chapter Two of our joint proxy statement/prospectus for additional information, including the relevant notes.

Stratos / Sterling... A Powerful Combination

Focused on Maximizing Shareholder Value Customer Strategy Stratos value proposition... technology blocks, integrated solutions Influence early in the design cycle Differentiate, integrate, add value Diversify customers and products Beyond commodities - higher margins Entering Markets with More Attractive Value Propositions Military - Large contractors lack expertise but require solutions Broadcast Video - HDTV upgrades looming on the horizon Value Opportunity Move towards profitability Build on technology expertise Focus on attractive markets Build market share Opportunity for profitable growth

Product Portfolio: Telecom/Enterprise Telecom/Enterprise Military/Aerospace Television/Broadcast Other Telecom/Enterprise 45.9 37.6 4.5 12 MSA Transceivers WDM Modules Advanced Optical Interconnects Cross Connect Products

Success Stories: Sycamore Systems / Tellabs Recent design wins and orders for high-density fiber solutions to major telecom equipment OEMs Sycamore and Tellabs Optical flex platform gaining wider acceptance in market Providing fully tested, turn-key solutions

Product Portfolio: Military/Aerospace Specialty Transceivers Optical Cards, Switches & Converters Expanded Beam Connectors Custom Cable Assemblies & Cable Distribution Panels Telecom/Enterprise Military/Aerospace Television/Broadcast Other Telecom/Enterprise 45.9 37.6 4.5 12

Success Story: General Dynamics / Bowman Stratos awarded contract by General Dynamics to supply Bowman FO communications system Selected above both Tyco and Amphenol Stratos HMA now established as the premium military FO connector First systems on field trails First deliveries made 'on time'

Product Portfolio: Broadcast & Video Specialty Transceivers WDM Modules High-Frequency Video Panels and Jacks Video Aggregation & Transport Subsystems Telecom/Enterprise Military/Aerospace Television/Broadcast Other Telecom/Enterprise 45.9 37.6 4.5 12

Success Story: Sony / Fenway Park Program Sony sponsors Stratos HMA connector as the 'new standard' for the broadcast industry at NAB 2003 First stadium installation completed at Fenway Park Additional HDTV stadiums likely

Product Portfolio: Miscellaneous Markets Telecom/Enterprise Military/Aerospace Television/Broadcast Other Telecom/Enterprise 45.9 37.6 4.5 12

A Return to Profitability Consolidation & Reorganization Manufacturing consolidation Reduction of expenses Managing capital Market Diversification Leverage existing technologies in emerging markets Through acquisition of Sterling Holding Company Integrated Product Strategy Reorganization & refocus of product groups Migrate from components to sub-systems Expand beyond commodity (MSA) products into profitable subsystems Product & Customer Rationalization Focus on higher margin products Focus on most profitable customers

Corporate Headquarters: Stratos Lightwave, Inc. 7444 W. Wilson Avenue Chicago, Illinois 60706 708.867.9600 708.867.4140 Fax www.stratoslightwave.com info@stratoslightwave.com

ABOUT STRATOS LIGHTWAVE

Stratos Lightwave, Inc. (NASDAQ: STLW) develops, manufactures and sells optical subsystems and components for high data rate networking, data storage, military, harsh environment, television/broadcast and telecommunications applications. These optical subsystems are used in local area networks (LANs), storage area networks (SANs), metropolitan area networks (MANs), wide area networks (WANs), and central office networking in the telecommunications market. The company also designs, manufactures, and sells a full line of optical components and cable assemblies for use in these networks.

THIS IS NOT A PROXY SOLICITATION

This communication is not a solicitation of a proxy from any security holder of Stratos or Sterling Holding Company. Stratos has filed with the Securities and Exchange Commission (SEC) a definitive joint proxy statement/prospectus which has been mailed to security holders and other relevant documents concerning the planned merger of Sterling with a subsidiary of Stratos. WE URGE INVESTORS TO READ THE DEFINITIVE VERSION OF THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Stratos will be available free of charge from Stratos Investor Relations, 7444 W. Wilson Avenue, Chicago, Illinois 60706-4549.

Stratos and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Stratos in connection with the merger. Information about the directors and executive officers of Stratos and their ownership of Stratos stock is set forth in the Registration Statement on Form S-4 filed with the SEC on September 29, 2003.

SAFE HARBOR STATEMENT

This communication contains predictions, estimates and other forward-looking statements regarding anticipated revenue growth, customer orders, manufacturing capacity and financial performance. All forward-looking statements in this communication are based on information available to the company as of the date hereof, and we assume no obligation to update any such forward-looking statements. Forward-looking statements are subject to risks and uncertainties and actual results may differ materially from any future performance suggested. These factors include rapid technological change in the optical communications industry; fluctuations in operating results; the Company’s dependence on a few large customers; and competition. Other risk factors that may affect the Company’s performance are listed in the Company’s annual report on Form 10-K and other reports filed from time to time with the SEC.

For additional information contact Stratos Lightwave at 7444 W. Wilson Ave., Chicago, IL USA 60706-4549; Tel: 708.867.9600. Fax: 708.867.0996